CARDERO RESOURCE CORP. Head Office Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

October 12, 2004

NEWS RELEASE

Symbols:  TSX-Ven.CDU

FSX.CR5

CARDERO RESOURCE CORPORATE UPDATE

Cardero Resource Corp (“Cardero” or the “Company”) is pleased to provide the following update of corporate activities. The Company continues to be aggressive in expanding its land holdings in Peru, Argentina, and Mexico. Various prospective properties are being assessed and announcements are pending.

Anglo American Mexico S.A. de C.V. ("Anglo"), Cardero’s joint venture partner on the Baja Peninsula in Mexico, continues to map and survey the extensive property holdings. Anglo has advised that it is preparing a program to drill several targets on the San Fernando target of the Main Alisitos Belt. The program is scheduled to commence in January 2005 or possibly sooner if drill rigs can be secured.

The 11-hole diamond drill program at the Pampa De Pongo property in Peru (announced June 24, 2004) is currently on hole number 6 and results will be announced as they become available. Geophysical surveys are currently underway on additional targets.

Cardero continues to be well financed with over $16 million cash in the bank. During 2004, Cardero raised over $7.5 million through financings and the exercise of warrants. An additional $22.6 million could be raised by June 2006 if all warrants are exercised.

Cardero continues to consider the Western Telluric/Minera Olympic lawsuit regarding certain of the Company’s properties in Mexico to be frivolous. Although the lawsuit has not been concluded, Cardero will continue to provide material updates as they develop.

Exciting progress has been made during 2004 and we are looking forward to drill programs starting in late 2004 and 2005.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

For further information contact:

Henk Van Alphen, President

Email:  hvanalphen@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

or

Quentin Mai, Manager – Corporate Communications and Investor Relations

Email:  qmai@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.